                                                                    EXHIBIT 99.2


                               LIGGETT GROUP INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1998

                               LIGGETT GROUP INC.

                                    INDEX TO

              FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE


                                                                                                      PAGE
                                                                                                      ----
FINANCIAL STATEMENTS
    Report of Independent Accountants                                                                 2

    Consolidated Balance Sheets as of December 31, 1998 and 1997                                      3

    Consolidated Statements of Operations for the years ended December 31,
        1998, 1997 and 1996                                                                           5

    Consolidated Statements of Stockholder's Equity (Deficit) for the years
        ended December 31, 1998, 1997 and 1996                                                        6

    Consolidated Statements of Cash Flows for the years ended December 31,
        1998, 1997 and 1996                                                                           7

    Notes to Consolidated Financial Statements                                                        8


                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and the
Stockholder of Liggett Group Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholder's equity (deficit) and cash flows present fairly, in all material respects, the financial position of Liggett Group Inc. (the "Company") at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

Miami, Florida
March 30, 1999

                               LIGGETT GROUP INC.

                           CONSOLIDATED BALANCE SHEETS

                (Dollars in thousands, except per share amounts)


                                                                                    DECEMBER 31,
                                                                           -----------------------------
                                                                            1998                 1997
                                                                           -------              -------
                                                      ASSETS
Current assets:
     Accounts receivable:
         Trade, less allowances of $1,686 and $1,062, respectively.....    $14,510              $ 9,572
         Other ........................................................        821                  743
     Inventories ......................................................     25,974               35,057
     Other current assets .............................................     10,561                  738
                                                                           -------              -------
             Total current assets .....................................     51,866               46,110
Property, plant and equipment, at cost, less accumulated
    depreciation of $30,893 and $29,452, respectively..................     16,195               17,756

Intangible assets, at cost, less accumulated amortization
    of $20,550 and $19,111, respectively ..............................        171                1,609

Other assets and deferred charges, at cost, less accumulated
    amortization of $15,343 and $9,000, respectively ..................      6,491                3,000
                                                                           -------              -------
              Total assets ............................................    $74,723              $68,475
                                                                           =======              =======





                                   (continued)

                               LIGGETT GROUP INC.

                (Dollars in thousands, except per share amounts)

                                                                                           DECEMBER 31,
                                                                                    -------------------------
                                                                                      1998            1997
                                                                                    -------        ----------
                                  LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

Current liabilities:
     Current maturities of long-term debt ...................................      $      --       $      28
     Cash overdraft .........................................................             63             891
     Accounts payable, principally trade ....................................          3,206           6,413
     Accrued expenses:
        Promotional .........................................................         23,760          26,993
        Income taxes ........................................................            115              --
        Other taxes, principally excise taxes ...............................          3,397           3,643
        Estimated allowance for sales returns ...............................          7,100           4,750
        Interest ............................................................             12           8,070
        Settlement accruals .................................................          1,120           4,030
        Proceeds received for options .......................................        150,000              --
        Other ...............................................................         10,697           8,834
                                                                                   ---------       ---------
            Total current liabilities .......................................        199,470          63,652

Long-term debt, less current maturities .....................................          2,538         168,112

Non-current employee benefits ...............................................         10,902          11,168

Other long-term liabilities .................................................          6,999          18,400

Commitments and contingencies (Notes 6 and 13)

Stockholder's equity (deficit):
     Redeemable preferred stock (par value $1.00 per share; authorized 1,000 shares; no shares issued and outstanding)
     Common stock (par value $0.10 per share; authorized 2,000 shares; issued
       and outstanding 1,000 shares) and contributed capital ................         57,380          50,218
     Accumulated deficit ....................................................       (202,566)       (243,075)
                                                                                   ---------       ---------
             Total stockholder's deficit ....................................       (145,186)       (192,857)
                                                                                   ---------       ---------
             Total liabilities and stockholder's equity (deficit) ...........      $  74,723       $  68,475
                                                                                   =========       =========


                     The accompanying notes are an integral
                       part of these financial statements.

                               LIGGETT GROUP INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                             (Dollars in thousands)


                                                                 YEAR ENDED DECEMBER 31,
                                                         -----------------------------------------
                                                           1998            1997            1996
                                                         ---------       ---------       ---------
Net sales* ........................................      $ 347,129       $ 312,268       $ 401,062
Cost of sales* ....................................        129,287         139,310         187,799
                                                         ---------       ---------       ---------

          Gross profit ............................        217,842         172,958         213,263

Selling, general and administrative expenses ......        178,348         151,186         203,214
Legal settlements .................................        (14,928)         16,527              --
Restructuring .....................................             --           1,557           3,296
                                                         ---------       ---------       ---------
          Operating income ........................         54,422           3,688           6,753

Other income (expense):

    Interest income ...............................            449              60              23
    Interest expense ..............................        (26,342)        (23,755)        (23,901)
    Equity in income (loss) of affiliates .........             --             498          (1,116)
    Sale of assets ................................            764           1,017           3,669
    Miscellaneous, net ............................              3           1,735              --
                                                         ---------       ---------       ---------
          Income (loss) before income taxes .......         29,296         (16,757)        (14,572)

Income tax (benefit) provision ....................        (11,213)             --           3,800
                                                         ---------       ---------       ---------
          Net income (loss)  ......................      $  40,509       $ (16,757)      $ (18,372)
                                                         =========       =========       =========

------------------------------

* Net sales and cost of sales include federal excise taxes of $69,200, $75,316 and $104,518 respectively.


                     The accompanying notes are an integral
                       part of these financial statements.

\


                               LIGGETT GROUP INC.

                  STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)

                             (Dollars in thousands)


                                                           Common                         Total
                                                          Stock and                    Stockholder's
                                                         Contributed                      Equity
                                                           Capital        Deficit         Deficit
                                                         -----------     ---------       ---------
Balance at December 31, 1995  .....................      $  53,240       $(207,946)      $(154,706)
   Net loss .......................................             --         (18,372)        (18,372)
   Consideration for option to acquire affiliate
       stock in excess of its net assets (Note 14)          (3,400)             --          (3,400)
                                                         ---------       ---------       ---------

Balance at December 31, 1996 ......................         49,840        (226,318)       (176,478)
   Net loss .......................................             --         (16,757)        (16,757)
   Sale of equipment to affiliate .................          2,578              --           2,578
   Excess of investment over cost basis of
       net assets acquired from indirect parent ...         (2,200)             --          (2,200)
                                                         ---------       ---------       ---------

Balance at December 31, 1997  .....................         50,218        (243,075)       (192,857)
   Net income .....................................             --          40,509          40,509
   Capital contribution received ..................          4,224              --           4,224
   Effectiveness fee on debt ......................          4,105              --           4,105
   Transfer of ownership interest in an affiliate .         (1,167)             --          (1,167)
                                                         ---------       ---------       ---------
Balance at December 31, 1998 ......................      $  57,380       $(202,566)      $(145,186)
                                                         =========       =========       =========










                     The accompanying notes are an integral
                       part of these financial statements.

                               LIGGETT GROUP INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (Dollars in thousands)


                                                                                               YEAR ENDED DECEMBER 31,
                                                                                      -----------------------------------------
                                                                                         1998            1997           1996
                                                                                      ---------       ---------       ---------
Cash flows from operating activities:
    Net income (loss)  .........................................................      $  40,509       $ (16,757)      $ (18,372)
    Adjustments to reconcile net income (loss) to net cash provided by operating activities:
      Depreciation and amortization ............................................          6,678           7,025           7,969
      Deferred income taxes ....................................................        (11,587)             --           3,800
      Gain on sale of property, plant and equipment ............................           (757)         (1,017)         (3,669)
      Gain on retirement of notes ..............................................             --          (2,963)             --
      Effectiveness fee on debt ................................................          3,648              --              --
      Non-cash stock-based expense .............................................          4,192              --              --
      Deferred finance charges and  debt discount
         written off ...........................................................            558             130              --
      Equity in (income) loss of affiliate .....................................             --            (498)          1,116
    Changes in assets and liabilities:
         Accounts receivable ...................................................         (5,016)          9,745           4,691
         Inventories ...........................................................          9,083          15,065           4,220
         Accounts payable ......................................................         (5,335)        (12,092)           (330)
         Accrued expenses ......................................................         (9,213)         (5,442)          8,479
         Non-current employee benefits .........................................           (508)           (172)           (276)
         Other, net ............................................................        (14,477)         12,027          (1,461)
                                                                                      ---------       ---------       ---------
             Net cash provided by operating activities .........................         17,775           5,051           6,167

Cash flows from investing activities:
    Proceeds received for options ..............................................        150,000              --              --
    Proceeds from sale of property, plant and equipment ........................          1,159           1,494           4,424
    Proceeds from sale of equipment to an affiliate ............................             --           3,000              --
    Capital expenditures .......................................................         (1,859)         (2,462)         (4,319)
    Investment in affiliates ...................................................             --          (2,200)         (5,500)
                                                                                      ---------       ---------       ---------
            Net cash provided by (used in) investing activities.................        149,300            (168)         (5,395)

Cash flows from financing activities:
    Repayments of long-term debt ...............................................       (144,919)         (4,775)           (254)
    Borrowings under revolving credit facility .................................        266,404         278,442         351,428
    Repayments under revolving credit facility .................................       (287,293)       (279,286)       (348,173)
    Deferred finance charges ...................................................           (439)           (149)            (18)
    Increase (decrease) in cash overdraft ......................................           (828)            885          (3,755)
                                                                                      ---------       ---------       ---------
            Net cash used in financing activities ..............................       (167,075)         (4,883)           (772)

Net change in cash and cash equivalents ........................................             --              --              --
Cash and cash equivalents:
    Beginning of period ........................................................             --              --              --
                                                                                      ---------       ---------       ---------
    End of period ..............................................................      $      --       $      --       $      --
                                                                                      =========       =========       =========
Supplemental cash flow information:
  Cash payments during the period for:
      Interest .................................................................      $  29,528       $  23,491       $  23,228
      Income taxes .............................................................      $     163       $     162       $     189





                     The accompanying notes are an integral
                       part of these financial statements.

                               LIGGETT GROUP INC.

                   Notes to Consolidated Financial Statements

                (Dollars in thousands, except per share amounts)

1.       BASIS OF PRESENTATION

         Liggett Group Inc. ("Liggett" or the "Company") is a wholly-owned subsidiary of BGLS Inc. ("BGLS"), a wholly-owned subsidiary of Brooke Group Ltd. ("BGL"). Liggett is engaged primarily in the manufacture and sale of cigarettes, principally in the United States. Certain management and administrative functions are performed by affiliates (see Note 14).

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.       Liquidity:

         On December 28, 1998, Liggett redeemed all of its 11.50% Series B and 19.75% Series C Senior Secured Notes due 1999 (the "Series B Notes" and the "Series C Notes", collectively, the "Liggett Notes"), together with accrued interest, using $150,000 in proceeds received from the sale of options in an entity that will hold certain Liggett trademarks. (See Note 3.) Liggett has a $40,000 revolving credit facility expiring March 8, 2000 (the "Facility"), under which $2,538 was outstanding at December 31, 1998 and $18,607 was available to the Company. As of December 31, 1998, Liggett had net worth and working capital deficiencies of $145,186 and $147,604, respectively.

b.       Principles of Consolidation

         The consolidated financial statements include the accounts of Liggett and its wholly-owned subsidiaries, Eve Holdings Inc. ("Eve"), Cigarette Exporting Company of America Ltd. ("CECOA") and Carolina Tobacco Express Company ("CTEC"). Intercompany accounts and transactions have been eliminated.

c.       Estimates and Assumptions

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 1998 and 1997 and the reported amounts of revenues and expenses during the three year period ended December 31, 1998. Significant estimates subject to material changes in the near term include deferred tax assets, allowance for doubtful accounts, promotional accruals, sales returns and allowances, actuarial assumptions of pension plans and litigation and defense costs. Actual results could differ from those estimates.

d.       Per Share Data

         All of the Company's common shares (1,000 shares, issued and outstanding for all periods presented herein) are owned by BGLS. Accordingly, earnings and dividends per share data are not presented in these consolidated financial statements.

e.       Inventories

         Inventories are valued at the lower of cost (LIFO) or market. Although portions of leaf tobacco inventories may not be used or sold within one year because of the time required for aging, they are included in current assets, which is common practice in the industry. It is not practicable to determine the amount that will not be used or sold within one year.

f.       Property, Plant and Equipment

         Property, plant and equipment are depreciated using the straight-line method over the estimated useful lives of the respective assets which are twenty years for buildings and four to ten years for machinery and equipment.

         Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of property, plant and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations.

         The Company is required to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of property, plant and equipment and intangibles in relation to the operating performance and estimates of future discounted cash flows of the underlying business.

g.       Trademarks

         Trademarks are amortized using the straight-line method over twelve years. Amortization expense for the years ended December 31, 1998, 1997 and 1996 amounted to $1,419, $1,723 and $1,726, respectively. Management periodically reviews the carrying value of trademarks to determine whether asset values are impaired.

h.       Sales and Sales Returns

         Revenue from sales is recognized upon the shipment of finished goods to customers. The Company provides for expected sales returns, net of related inventory cost recoveries. As Liggett does not have any other lines of business, the Company's financial position and its results of operations could be materially adversely affected by significant unit sales volume declines, litigation and defense costs, increased tobacco costs or reductions in the selling price of cigarettes.

i.       Advertising and Promotional Costs

         Advertising and promotional costs are expensed as incurred. Advertising expenses were $44,540, $40,534 and $74,238 for the years ended December 31, 1998, 1997 and 1996, respectively.

j.       Employee Benefits

         The Company sponsors self-insured health and dental insurance plans for all eligible employees. As a result, the expense recorded for such benefits involves an estimate of unpaid claims as of December 31, 1998 and 1997 which are subject to significant fluctuations in the near term.

         BGLS maintains defined benefit retirement plans for substantially all of the Company's employees. The Company records as an expense the portion of BGLS' annual funding requirements applicable to the Company.

         The Company sponsors a postretirement benefit plan and records an actuarially determined liability and charges operations for the estimated cost of postretirement benefits for current employees and retirees.

k.       Income Taxes

         Deferred taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes as well as tax credit carryforwards and loss carryforwards. These deferred taxes are measured by applying currently enacted tax rates. A valuation allowance reduces deferred tax assets when it is deemed more likely than not that future taxable income will be insufficient to realize some portion or all of the deferred tax assets.

l.       Legal Costs

         The Company's accounting policy is to accrue legal and other costs related to contingencies as services are performed.

m.       Fair Value of Financial Instruments

         The estimated fair values of the Liggett Notes at December 31, 1997 was based upon market quotations (see Note 11). The carrying amount of borrowings outstanding under the revolving credit facility and other long-term debt is a reasonable estimate of fair value, based upon estimated current borrowing rates for loans with similar terms and maturities. The estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

n.       New Accounting Pronouncements.

         The Company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS No. 132"), for the year ended December 31, 1998. SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information and changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer useful. The Company has not yet determined the impact of this pronouncement.

3.       PHILIP MORRIS BRAND TRANSACTIONS

         On November 20, 1998, Liggett and BGL entered into a definitive agreement with Philip Morris Incorporated ("PM") which provided for PM to purchase options in an entity which will hold three cigarette brands, L&M, CHESTERFIELD AND LARK (the "Marks"), held by Liggett's subsidiary Eve. As contemplated by the agreement, Liggett and PM entered into additional agreements (collectively, the "PM Agreements") on January 12, 1999 to effectuate the transactions.

         Under the terms of the PM Agreements, Eve will contribute the Marks to Brands LLC ("LLC"), a newly-formed limited liability company, in exchange for 100% of two classes of LLC interests, the Class A Voting Interest (the "Class A Interest") and the Class B Redeemable Nonvoting Interest (the "Class B Interest"). PM acquired two options to purchase such interests (the "Class A Option" and the "Class B Option"). On December 2, 1998, PM paid Eve a total of $150,000 for such options, $5,000 for the Class A Option and $145,000 for the Class B Option. The payments were used to fund the redemption of the Liggett Notes on December 28, 1998. (Refer to Note 11).

         The Class A Option entitles PM to purchase the Class A Interest for $10,100. The statutory waiting period under the Hart-Scott-Rodino Act regarding the exercise by PM of the Class A Option expired on February 12, 1999. On March 19, 1999, PM exercised the Class A Option with the closing scheduled for June 10, 1999, subject to customary closing conditions.

         The Class B Option will entitle PM to purchase the Class B Interest for $139,900. The Class B Option will be exercisable during the 90-day period beginning on December 2, 2008, with PM being entitled to extend the 90-day period for up to an additional six months under certain circumstances. The Class B Interest will also be redeemable by the LLC for $139,900 during the same period the Class B Option may be exercised.

         The LLC will seek to borrow $134,900 (the "Loan") from a lending institution. The Loan will be guaranteed by Eve and collateralized by a pledge by the LLC of the Marks and of the LLC's interest in the trademark license agreement (discussed below) and by a pledge by Eve of its Class B Interest. In connection with the closing of the Class A Option, the LLC will distribute the Loan proceeds to Eve with respect to its Class B Interest. The cash exercise price of the Class B Option and the LLC's redemption price will be reduced by the amount distributed to Eve. Upon PM's exercise of the Class B Option or the LLC's exercise of its redemption right, PM or the LLC, as relevant, will be required to procure Eve's release from its guaranty. The Class B Interest will be entitled to a guaranteed payment of $500 each year, with the Class A Interest allocated all remaining LLC income or loss.

         The LLC will grant PM an exclusive license of the Marks for an 11-year term at an annual royalty based on sales of cigarettes under the Marks, subject to a minimum annual royalty payment equal to the annual debt service obligation on the Loan plus $1,000.

         If PM fails to exercise the Class B Option, Eve will have an option to put its Class B Interest to PM, or PM's designees (the "Eve Put Option"), at a put price that is $5,000 less than the exercise price of the Class B Option (and includes PM's procuring Eve's release from its Loan guarantee). The Eve Put Option is exercisable at any time during the 90-day period beginning March 2, 2010.

         If the Class B Option, the LLC's redemption right and the Eve Put Option expire unexercised, the holder of the Class B Interest will be entitled to convert the Class B Interest, at its election, into a Class A Interest with the same rights to share in future profits and losses, the same voting power and the same claim to capital as the entire existing outstanding Class A Interest, i.e., a 50% LLC interest.

         The $150,000 in proceeds received from the sale of the Class A and B Options is presented as a liability on the consolidated balance sheet until the closing of the exercise of the Class A Option and the distribution of the Loan proceeds which is scheduled to occur during the second quarter of 1999. Upon such closing, PM will obtain control of the LLC, and the Company anticipates, based on the expected structure of the transactions, to recognize a gain in its consolidated financial statements to the extent of the total cash proceeds received from the payment of the option fees, the exercise of the Class A Option and the distribution of the Loan proceeds.

4.       CHANGES IN ACCOUNTING ESTIMATES

         Liggett increased its valuation allowance for deferred tax assets by $3,800 in the third quarter of 1996. In December 1996, Liggett increased its estimate of coupon promotions which resulted in a decrease in the Company's operating income of $1,800 for the year ended December 31, 1996.

         As a consequence of certain litigation settlements (see Note 13), Liggett charged approximately $16,421 to operations in the fourth quarter of 1997. As a result of Liggett's participation in the Master Settlement Agreement (see Note 13), net charges accrued for the prior settlements were reversed in 1998.

5.       CONCENTRATIONS OF CREDIT RISK

         Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables.

         Liggett's customers are primarily candy and tobacco distributors, the military and large grocery, drug and convenience store chains. Liggett's largest single customer accounted for approximately 26.9% in 1998, approximately 19.4% in 1997 and approximately 13.9% of net sales in 1996. Sales to this customer were primarily in the private label discount market segment. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the remainder of the Company's customer base. Ongoing credit evaluations of customers' financial condition are performed and, generally, no collateral is required. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's estimates.

6.       INVENTORIES

         Inventories consist of the following:


                                                         December 31,     December 31,
                                                             1998            1997
                                                         ------------     ------------
Leaf tobacco ........................................      $ 10,796       $ 19,088
Other raw materials .................................         1,741          2,123
Work-in-process .....................................         1,828          1,926
Finished goods ......................................        12,231         13,273
Replacement parts and supplies ......................         3,150          3,545
                                                           --------       --------
Inventories at current cost .........................        29,746         39,955
LIFO adjustment .....................................        (3,772)        (4,898)
                                                           --------       --------
Inventories at LIFO cost ............................      $ 25,974       $ 35,057
                                                           ========       ========


         The Company has a leaf inventory management program whereby, among other things, it is committed to purchase certain quantities of leaf tobacco. The purchase commitments are for quantities not in excess of anticipated requirements and are at prices, including carrying costs, established at the date of the commitment. Liggett had leaf tobacco purchase commitments of approximately $6,721 at December 31, 1998.

7.       SALE OF ASSETS

         On November 20, 1998 Liggett and BGL sold options to PM to purchase interests in the LLC. (See Note 3.)

         On May 14, 1996, Liggett sold to the County of Durham certain surplus realty in Durham, North Carolina, for a sale price of $4,300 and recognized a gain of approximately $3,600.

         On April 29, 1996, Liggett executed a definitive agreement (as amended) with Blue Devil Ventures for the sale of certain surplus realty in Durham, North Carolina, for a sale price of $2,200. The transaction closed on March 11, 1997. A gain of $1,147 was recognized, net of costs required to prepare the properties for sale and selling costs. (See Note 14 for sales to affiliates.)

8.       PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment consists of the following:

                                                          December 31,   December 31,
                                                             1998           1997
                                                          ------------   -----------
Land and improvements ...............................      $    412       $    411
Buildings ...........................................         5,823          6,228
Machinery and equipment .............................        40,853         40,569
                                                           --------       --------
Property, plant and equipment .......................        47,088         47,208
Less accumulated depreciation .......................       (30,893)       (29,452)
                                                           --------       --------
Property, plant and equipment, net ..................      $ 16,195       $ 17,756
                                                           ========       ========


         In January 1999, Liggett purchased equipment for $5,750 and borrowed $4,500 to fund the purchase from a third party. The loan, which is collateralized by the equipment, is payable in 60 monthly installments of $56 including annual interest of 7.67% with a final payment of $2,550.

9.       EMPLOYEE BENEFITS PLANS

         DEFINED BENEFIT RETIREMENT PLANS

         Prior to 1994, substantially all of Liggett's employees participated in two noncontributory defined benefit retirement plans sponsored by BGLS. The Company records as an expense the portion of BGLS' annual funding requirements applicable to the Company. There was no pension expense recorded in 1998, 1997 or 1996.

         FUTURE PENSION BENEFITS TO BE FUNDED BY BGLS

         Actuarial estimates of the total future minimum pension benefits to be funded by BGLS, prior to the effect of unamortized purchase accounting adjustments, are as follows:

          1999  ............................      $  200
          2000  ............................         200
          2001  ............................         200
          2002  ............................         200
          2003  ............................         200
          Thereafter .......................       2,000
                                                  ------
              Total ........................      $3,000
                                                  ======


         POSTRETIREMENT MEDICAL AND LIFE INSURANCE PLANS

         Substantially all of Liggett's employees are eligible for certain postretirement benefits if they reach retirement age while working for the Company. Effective January 1, 1995, retirees are required to fund 100% of participant medical premiums.

      The components of net periodic postretirement benefit cost for the years ended December 31, 1998, 1997 and 1996 are as follows:


                                                                        1998         1997         1996
                                                                        ----         ----         ----
      Service cost benefits earned during the year............         $  43         $  24        $  68
      Interest cost on accumulated postretirement
           benefit obligation.................................           583           703          829
      Charge for special termination benefits.................                          47          137
      Amortization of net (gain) loss.........................          (284)         (193)         (92)
                                                                        ----          ----         ----
      Net periodic postretirement benefit expense.............          $342          $581         $942
                                                                        ====          ====         ====


      The following sets forth the actuarial present value of the Accumulated Postretirement Benefit Obligation ("APBO") at December 31, 1998 and 1997 applicable to each employee group for benefits:


                                                                          1998             1997
                                                                          ----             ----
Change in benefit obligation:
     Benefit obligation at Janaury 1..........................         $ (8,178)          $ (9,225)
     Service cost.............................................              (43)               (24)
     Interest cost............................................             (583)              (703)
     Benefits paid............................................              934                960
     Actuarial (losses) gains.................................           (1,246)               814
                                                                       --------           --------
     Benefit obligation at December 31........................         $ (9,116)          $ (8,178)
                                                                       ========           ========

Change in plan assets:
     Contributions............................................         $    934           $    960
     Benefits paid............................................             (934)              (960)
                                                                       --------           --------
     Fair value of plan assets at December 31.................         $                  $
                                                                       ========           ========

Accumulated post retirement benefit obligation in excess
         of the plan assets..................................         $ (9,116)          $ (8,178)
     Unrecognized actuarial gains ...........................           (2,462)            (3,992)
Purchase accounting valuation adjustments relating to
     income taxes............................................              676              1,002
                                                                       --------           --------
Postretirement liability included in the December 31
     balance sheet...........................................         $(10,902)          $(11,168)
                                                                       ========           ========

      The APBO at December 31, 1998 and 1997 was determined using discount rates of 7.5% and 7.5%, respectively, and a health care cost trend rate of 4% in 1998 and 1997. A 1% increase in the trend rate for health care costs would have increased the APBO and net periodic postretirement benefit cost by $363 and $26, respectively, for the year ended December 31, 1998. The Company does not hold any assets reserved for use in the plan.

         PROFIT SHARING PLANS

         Liggett's 401(k) plans originally called for Company contributions matching up to a 3% employee contribution, plus additional Company contributions of up to 6% of salary based on the achievement of Company profit objectives. Effective January 1, 1994, the Company suspended the 3% match for the salaried employees' 401(k) Plan, but reinstated it on April 1, 1996. The Company contributed and expensed $469, $497 and $591 to the 401(k) plans for the years ended December 31, 1998, 1997 and 1996, respectively.

10.      INCOME TAXES

         Liggett's operations are included in the consolidated federal income tax return of its indirect parent, BGL. Pursuant to a tax allocation agreement, the Company's federal income tax provision is calculated as if the Company filed a separate federal income tax return except that the tax sharing agreement with BGL effectively limits the ability of the Company to carry back losses for refunds.

         The amounts provided for income taxes are as follows:


                                                                  Year Ended December 31,
                                                           -------------------------------------
                                                             1998           1997           1996
                                                           --------       --------      --------
Current:
    Federal .........................................      $    374       $     --      $     --
    State ...........................................            --             --            --

Deferred:
    Federal .........................................       (11,587)            --         3,800
    State ...........................................            --             --            --
                                                           --------       --------      --------
Total tax provision .................................      $(11,213)      $     --      $  3,800
                                                           ========       ========      ========


         Temporary differences which give rise to a significant portion of deferred tax assets and liabilities are as follows:

                                                        1998                           1997
                                                ----------------------       ----------------------
                                                     Deferred Tax                  Deferred Tax
                                                ----------------------       ----------------------
                                                 Asset       Liability        Asset       Liability
                                                --------     ---------       --------     ---------
Sales and product allowances .............      $  3,465      $     --       $ 1,738       $     --
Inventory ................................           560         1,220           457          1,568
Coupon accruals ..........................         1,004            --         2,369             --
Property, plant and equipment ............            --         3,695            --          4,427
Employee benefit plan accruals ...........         4,289            --         4,680             --
USDA marketing assessment ................           471            --         1,312             --
Tobacco litigation settlements ...........         1,565            --         7,872             --
Difference in basis in investment ........            --            --         2,535             --
Net operating loss carryforward ..........         5,148            --        11,506             --
Valuation allowance ......................            --            --       (26,474)            --
Reclassifications ........................            --            --        (5,995)        (5,995)
                                                --------      --------       --------       --------
Total deferred taxes .....................      $ 16,502      $  4,915       $     --       $     --
                                                ========      ========       ========       ========

         The Company reversed its valuation allowance against deferred tax assets in 1998, based on the weight of evidence that it is more likely than not that its deferred tax assets will be realized.

         Differences between the amounts provided for income taxes and amounts computed at the federal statutory tax rates are summarized as follows:

                                                                    Year Ended December 31,
                                                           ---------------------------------------
                                                             1998           1997           1996
                                                           --------       --------       --------
Income (loss) before income taxes ...................      $ 29,296       $(16,757)      $(14,572)
                                                           ========       ========       ========

Federal income tax at statutory rates ...............      $ 10,253       $ (5,865)      $ (5,100)
Increases (decreases) resulting from:
    State income tax expense (benefit) net of
       federal income tax expense (benefit)  ........            --             --           (634)
    Alternative Minimum Tax .........................           374             --             --
    Other, net ......................................         4,634           (596)          (247)
    Change in valuation allowance ...................       (26,474)         6,461          9,781
                                                           --------       --------       --------
Total tax provision .................................      $(11,213)      $     --       $  3,800
                                                           ========       ========       ========


         As of December 31, 1998, the Company's net operating loss ("NOL") carryforward pursuant to its tax sharing agreement with BGL is approximately $13,000 which expires from 2007 to 2012. However, if the Company were deconsolidated from BGL, its allocable share of NOL could be significantly different. The liability method of accounting for deferred income taxes requires a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company established a valuation allowance against deferred tax assets of $26,474 at December 31, 1997.

11.      LONG-TERM DEBT

         Long-term debt consists of the following:


                                                                          December 31,
                                                           ---------------------------------------
                                                                    1998                   1997
                                                           -------------------------     ---------
                                                           Estimated      Carrying       Carrying
                                                           Fair Value      Value          Value
                                                           ----------     --------       --------
11.5% Senior Secured Notes due February 1, 1999
   net of unamortized discount of $ -0-  and $206 ...      $      --      $      --      $ 112,406
Variable Rate Series C Senior Secured Notes due
   February 1, 1999 .................................             --             --         32,279
Borrowings outstanding under revolving credit
   facility .........................................          2,538          2,538         23,427
Other ...............................................             --             --             28
                                                           ---------      ---------      ---------
                                                               2,538          2,538        168,140
Current portion .....................................             --             --            (28)
                                                           ---------      ---------      ---------
Amount Due After One Year ...........................      $   2,538      $   2,538      $ 168,112
                                                           =========      =========      =========

         SENIOR SECURED NOTES

              On February 14, 1992, Liggett issued $150,000 in Series B Notes. Interest on the Series B Notes was payable semiannually on February 1 and August 1 at an annual rate of 11.5%. The Liggett Series B and Series C Notes, which were issued in 1994 and are discussed below, required mandatory principal redemptions of $7,500 on February 1 in each of the years 1993 through 1997 and $37,500 on February 1, 1998 with the balance of the Liggett Notes due on February 1, 1999. In February 1997, $7,500 of the Series B Notes were purchased using revolver availability and credited against the mandatory redemption requirements. The transaction resulted in a net gain of $2,963. The Liggett Notes were redeemed on December 28, 1998 at a price equal to 100% of the principal amount together with accrued interest. As discussed in Note 3, proceeds of $150,000 from the purchase by PM of the two options to purchase the Class A Interest and the Class B Interest in the LLC were used to fund the redemption.

              On January 30, 1998, with the consent of the required majority of the holders of the Liggett Notes, Liggett had entered into various amendments to the Indenture governing the Liggett Notes, which provided, among other things, for a deferral of the February 1, 1998 mandatory redemption payment of $37,500 to the date of final maturity of the Liggett Notes on February 1, 1999. In connection with the deferral, on February 2, 1998, the Company issued 483,002 shares of the Company's common stock to the holders of record on January 15, 1998 of the Liggett Notes. As a result of this transaction, Liggett recorded a deferred charge of $4,105 during the first quarter of 1998 reflecting the fair value of the instruments issued. This deferred charge was amortized over a period of eleven months.

         The Series C Notes had the same terms (other than interest rate which was 19.75%) and stated maturity as the Series B Notes. As discussed above, they were also redeemed on December 28, 1998 together with accrued interest.

         REVOLVING CREDIT FACILITY

         On March 8, 1994, Liggett entered into the Facility under which it can borrow up to $40,000 (depending on the amount of eligible inventory and receivables as determined by the lenders) from a syndicate of commercial lenders. The Facility, which expires March 8, 2000, is collateralized by all inventories and receivables of the Company. Availability under the Facility was approximately $18,607 based upon eligible collateral at December 31, 1998. Borrowings under the Facility whose interest is calculated at a rate equal to 1.5% above Philadelphia National Bank's prime rate bore a rate of 9.25% at December 31, 1998. The Facility requires Liggett's compliance with certain financial and other covenants including restrictions on the payment of cash dividends and distributions by Liggett. In addition, the Facility, as amended April 8, 1998, imposes requirements with respect to Liggett's permitted maximum adjusted net worth (not to fall below a deficit of $195,000 as computed in accordance with the agreement, this computation was $141,414 at December 31,
1998) and net working capital (not to fall below a deficit of $17,000 as computed in accordance with the agreement, this computation was $6,168 at December 31, 1998).

         On August 29, 1997, the Facility was amended to permit Liggett to borrow an additional $6,000 which was used on that date in making the interest payment of $9,700 due on August 1, 1997 to the holders of the Liggett Notes. BGLS guaranteed the additional $6,000 advance under the Facility and collateralized the guarantee with $6,000 in cash, deposited with Liggett's lender. At December 31, 1998, BGLS had recovered the $6,000 collateral from the lender together with accrued interest.

12.      OPERATING LEASES

         At December 31, 1998, the Company has operating leases for building space and computer equipment. The future minimum lease payments are as follows:

          1999  ............................      $1,172
          2000 .............................         458
          2001 .............................          --
          2002 .............................          --
          2003 .............................          --
                                                  ------
               Total .......................      $1,630
                                                  ======

         Rental expense for the years ended December 31, 1998, 1997 and 1996 amounted to approximately $2,068, $2,919 and $3,121, respectively.


13.      COMMITMENTS AND CONTINGENCIES

         TOBACCO-RELATED LITIGATION:

                  OVERVIEW. Since 1954, Liggett and other United States cigarette manufacturers have been named as defendants in numerous direct and third-party actions predicated on the theory that cigarette manufacturers should be liable for damages from cancer and other adverse health effects alleged to have been caused by cigarette smoking or by exposure to secondary smoke (environmental tobacco smoke, "ETS") from cigarettes. These cases are reported hereinafter as though having been commenced against Liggett (without regard to whether such cases were actually commenced against Liggett or BGL). There has been a noteworthy increase in the number of cases commenced against Liggett and the other cigarette manufacturers in recent years. The cases generally fall into four categories: (i) smoking and health cases alleging personal injury brought on behalf of individual smokers ("Individual Actions"); (ii) smoking and health cases alleging personal injury and purporting to be brought on behalf of a class of individual plaintiffs ("Class Actions"); (iii) health care cost recovery actions brought by various governmental entities ("Governmental Actions"); and (iv) health care cost recovery actions brought by third-party payors including insurance companies, union health and welfare trust funds, asbestos manufacturers and others ("Third-Party Payor Actions"). As new cases are commenced, defense costs and the risks attendant to the inherent unpredictability of litigation continue to increase. The future financial impact of the risks and expenses of litigation and the effects of the tobacco litigation settlements discussed below is not quantifiable at this time. In 1996 and 1997, Liggett incurred counsel fees and costs in connection with tobacco-related litigation in the amount of approximately $3,500 and $5,750, respectively. Certain fees and expenses were paid by others in the industry, but, this assistance terminated in 1997. In 1998, Liggett incurred counsel fees and costs totaling approximately $7,828.

         INDIVIDUAL ACTIONS. As of December 31, 1998, there were approximately 270 cases pending against Liggett, and in most cases the other tobacco companies, where individual plaintiffs allege injury resulting from cigarette smoking, addiction to cigarette smoking or exposure to ETS and seek compensatory and, in some cases, punitive damages. Of these, 89 are pending in Florida, 91 in New York, 29 in Massachusetts and 19 in Texas. The balance of the individual cases were pending in 21 states. There are four individual cases pending where Liggett is the only named defendant.

         The plaintiffs' allegations of liability in those cases in which individuals seek recovery for personal injuries allegedly caused by cigarette smoking are based on various theories of recovery, including negligence, gross negligence, special duty, voluntary undertaking, strict liability, fraud, misrepresentation, design defect, failure to warn, breach of express and implied warranties, conspiracy, aiding and abetting, concert of action, unjust enrichment, common law public nuisance, indemnity, market share liability and violations of deceptive trade practices laws, the Federal Racketeer Influenced and Corrupt Organization Act ("RICO") and antitrust statutes. In many of these cases, in addition to compensatory damages, plaintiffs also seek other forms of relief including disgorgement of profits and punitive damages. Defenses raised by defendants in these cases include lack of proximate cause, assumption of the risk, comparative fault and/or contributory negligence, lack of design defect, statute of limitations, equitable defenses such as "unclean hands" and lack of benefit, failure to state a claim and federal preemption.

         CLASS ACTIONS. As of December 31, 1998, there were approximately 50 actions pending, for which either a class has been certified or plaintiffs are seeking class certification, where Liggett, among others, was a named defendant. Two of these cases, FLETCHER, ET AL. v. BROOKE GROUP LTD., ET AL. and WALKER, ET AL. v. LIGGETT GROUP INC., ET AL., have been settled by the Company, subject to court approval. These two settlements are more fully discussed below under the "Settlements" section.

         In October 1991, an action entitled BROIN, ET AL. v. PHILIP MORRIS INCORPORATED, ET AL., Circuit Court of the Eleventh Judicial District in and for Dade County, Florida, was filed against Liggett and others. This case was brought by plaintiffs on behalf of all flight attendants that worked or are presently working for airlines based in the United States and who never regularly smoked cigarettes but allege that they have been damaged by involuntary exposure to ETS. In October 1997, the other major tobacco companies settled this matter, which settlement provides for a release of Liggett and BGL. In February 1998, the Circuit Court approved the settlement; however, an objector filed a Notice of Appeal of the settlement in the Third District Court of Appeal. (See "Subsequent Events" below.)

         In March 1994, an action entitled CASTANO, ET AL. v. THE AMERICAN TOBACCO COMPANY INC., ET AL., United States District Court, Eastern District of Louisiana, was filed against Liggett and others. The class action complaint sought relief for a nationwide class of smokers based on their alleged addiction to nicotine. In February 1995, the District Court granted plaintiffs' motion for class certification (the "Class Certification Order").

         In May 1996, the Court of Appeals for the Fifth Circuit reversed the Class Certification Order and instructed the District Court to dismiss the class complaint. The Fifth Circuit ruled that the District Court erred in its analysis of the class certification issues by failing to consider how variations in state law affect predominance of common questions and the superiority of the class action mechanism. The appeals panel also held that the District Court's predominance inquiry did not include consideration of how a trial on the merits in CASTANO would be conducted. The Fifth Circuit further ruled that the "addiction-as-injury" tort is immature and, accordingly, the District Court could not know whether common issues would be a "significant" portion of the individual trials. According to the Fifth Circuit's decision, any savings in judicial resources that class certification may bring about were speculative and would likely be overwhelmed by the procedural problems certification brings. Finally, the Fifth Circuit held that in order to make the class action manageable, the District Court would be forced to bifurcate issues in violation of the Seventh Amendment.

         The extent of the impact of the CASTANO decision on tobacco-related class action litigation is still uncertain, although the decertification of the CASTANO class by the Fifth Circuit may preclude other federal courts from certifying a nationwide class action for trial purposes with respect to tobacco-related claims. The CASTANO decision has had to date, however, only limited effect with respect to courts' decisions regarding narrower tobacco-related classes or class actions brought in state rather than federal court. For example, since the Fifth Circuit's ruling, courts in New York, Louisiana and Maryland have certified "addiction-as-injury" class actions that covered only citizens in those states. Two class actions pending in state court in Florida have also been certified one of which, the BROIN case, was settled in 1997. The CASTANO decision has had no measurable impact on litigation brought by or on behalf of single individual claimants.

         Class certification motions are pending in a number of putative class actions. Class certification has been denied or reversed in 13 actions while classes remain certified in two cases in Florida and Maryland. A number of class certification decisions are on appeal.

         GOVERMENTAL ACTIONS. As of December 31, 1998, actions against Liggett and BGL were filed by each of the 50 states and certain territories. As more fully discussed below, Liggett and BGL have settled these actions. In addition, actions against Liggett and BGL have been filed by foreign countries and counties, municipalities and public hospitals. As of December 31, 1998, there were approximately 15 Governmental Actions pending against Liggett. In these proceedings, the governmental entities seek reimbursement for Medicaid and other health care expenditures allegedly caused by use of tobacco products. The claims asserted in these health care cost recovery actions vary. In most of these cases, plaintiffs assert the equitable claim that the tobacco industry was "unjustly enriched" by plaintiffs' payment of health care costs allegedly attributable to smoking and seek reimbursement of those costs. Other claims made by some but not all plaintiffs include the equitable claim of indemnity, common law claims of negligence, strict liability, breach of express and implied warranty, violation of a voluntary undertaking or special duty, fraud, negligent misrepresentation, conspiracy, public nuisance, claims under state and federal statutes governing consumer fraud, antitrust, deceptive trade practices and false advertising, and claims under RICO.

         THIRD-PARTY PAYOR ACTIONS. As of December 31, 1998, there were approximately 70 Third-Party Payor Actions pending against Liggett. The claims in these cases are similar to those in the Governmental Actions but have been commenced by insurance companies, union health and welfare trust funds, asbestos manufacturers and others. In April 1998, a group known as the "Coalition for Tobacco Responsibility", which represents Blue Cross and Blue Shield Plans in more than 35 states, filed federal lawsuits against the industry seeking payment of health-care costs allegedly incurred as a result of cigarette smoking and ETS. The lawsuits were filed in Federal District Courts in New York, Chicago, and Seattle and seek billions of dollars in damages. The lawsuits allege conspiracy, fraud, misrepresentation and violation of federal racketeering and antitrust laws as well as other claims. In other Third-party Payor Actions claimants have set forth several additional theories of relief sought: funding of corrective public education campaigns relating to issues of smoking and health; funding for clinical smoking cessation programs; disgorgement of profits from sales of cigarettes; restitution; treble damages; and attorneys' fees. Nevertheless, no specific amounts are provided. It is understood that requested damages against the tobacco company defendants in these cases might be in the billions of dollars. (See "Subsequent Events" below.)

         SETTLEMENTS. In March 1996, Liggett and BGL entered into an agreement, subject to court approval, to settle the CASTANO class action tobacco litigation. Under the CASTANO settlement agreement, upon final court approval of the settlement, the CASTANO class would be entitled to receive up to five percent of Liggett's pretax income (income before income taxes) each year (up to a maximum of $50,000 per year) for the next 25 years, subject to certain reductions provided for in the agreement and a $5,000 payment from Liggett if Liggett or BGL fail to consummate a merger or similar transaction with another non-settling tobacco company defendant within three years of the date of settlement. Liggett and BGL have the right to terminate the CASTANO settlement under certain circumstances. On March 14, 1996, Liggett, the CASTANO Plaintiffs Legal Committee and the CASTANO plaintiffs entered into a letter agreement. According to the terms of the letter agreement, for the period ending nine months from the date of Final Approval (as defined in the letter), if granted, of the CASTANO settlement or, if earlier, the completion by Liggett or BGL of a combination with any defendant in CASTANO, except PM, the CASTANO plaintiffs and their counsel agree not to enter into any more favorable settlement agreement with any CASTANO defendant which would reduce the terms of the CASTANO settlement agreement. If the CASTANO plaintiffs or their counsel enter into any such settlement during this period, they shall pay Liggett $250,000 within 30 days of the more favorable agreement and offer Liggett and BGL the option to enter into a settlement on terms at least as favorable as those included in such other settlement. The letter agreement further provides that during the same time period, and if the CASTANO settlement agreement has not been earlier terminated by Liggett in accordance with its terms, Liggett and its affiliates will not enter into any business transaction with any third party which would cause the termination of the CASTANO settlement agreement. If Liggett or its affiliates enter into any such transaction, then the CASTANO plaintiffs will be entitled to receive $250,000 within 30 days from the transacting party. In May 1996, the CASTANO Plaintiffs Legal Committee filed a motion with the United States District Court for the Eastern District of Louisiana seeking preliminary approval of the CASTANO settlement. In September 1996, shortly after the class was decertified, the CASTANO plaintiffs withdrew the motion for approval of the CASTANO settlement.

         In March 1996, March 1997 and March 1998, Liggett and BGL entered into settlements of tobacco-related litigation with the Attorneys General of 45 states and territories. The settlements released Liggett and BGL from all tobacco claims including claims for health care cost reimbursement and claims concerning sales of cigarettes to minors.

         On November 23, 1998, PM, B&W, R.J. Reynolds Tobacco Company ("RJR") and Lorillard Tobacco Company ("Lorillard") (collectively, the "Original Participating Manufacturers" or "OPMs") and Liggett (together with the OPMs and any other tobacco product manufacturer that becomes a signatory, the "Participating Manufacturers") entered into the Master Settlement Agreement (the "MSA") with 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Marianas (collectively, the "Settling States") to settle the asserted and unasserted health care cost recovery and certain other claims of those Settling States. As described below, Liggett and BGL had previous settlements with a number of these Settling States and also had previously settled similar claims brought by Florida, Mississippi, Texas and Minnesota.

         The MSA is subject to final judicial approval in each of the Settling States, which approval has been obtained, to date, in 40 states and territories.

         The MSA restricts tobacco product advertising and marketing within the Settling States and otherwise restricts the activities of Participating Manufacturers. Among other things, the MSA: prohibits the targeting of youth in the advertising, promotion or marketing of tobacco products; bans the use of cartoon characters in all tobacco advertising and promotion; limits each Participating Manufacturer to one tobacco brand name sponsorship during any 12-month period; bans all outdoor advertising, with the exception of signs 14 square feet or less in dimension at retail establishments that sell tobacco products; prohibits payments for tobacco product placement in various media; bans gift offers based on the purchase of tobacco products without sufficient proof that the intended recipient is an adult; prohibits Participating Manufacturers from licensing third parties to advertise tobacco brand names in any manner prohibited under the MSA; prohibits Participating Manufacturers from using as a tobacco product brand name any nationally recognized non-tobacco brand or trade name or the names of sports teams, entertainment groups or individual celebrities; and prohibits Participating Manufacturers from selling packs containing fewer than twenty cigarettes.

         The MSA also requires Participating Manufacturers to affirm corporate principles to comply with the MSA and to reduce underage usage of tobacco products and imposes requirements applicable to lobbying activities conducted on behalf of Participating Manufacturers.

         Pursuant to the MSA, Liggett has no payment obligations unless its market share exceeds 125% of its 1997 market share (the "Base Share"). In the year following any year in which Liggett's market share does exceed the Base Share, Liggett will pay on each excess unit an amount equal (on a per-unit basis) to that paid during such following year by the OPMs pursuant to the annual and strategic contribution payment provisions of the MSA, subject to applicable adjustments, offsets and reductions. Pursuant to the annual and strategic contribution payment provisions of the MSA, the OPMs (and Liggett to the extent its market share exceeds the Base Share) will pay the following annual amounts (subject to certain adjustments):

            Year                          Amount
            ----                          ------
          2000                          $4,500,000
          2001                          $5,000,000
          2002 - 2003                   $6,500,000
          2004 - 2007                   $8,000,000
          2008 - 2017                   $8,139,000
          2018 and each                 $9,000,000
               year thereafter

         These annual payments will be allocated based on relative unit volume of domestic cigarette shipments. The payment obligations under the MSA are the several, and not joint, obligations of each Participating Manufacturer and are not the responsibility of any parent or affiliate of a Participating Manufacturer.

         The MSA replaces Liggett's prior settlements with all states and territories except for Florida, Mississippi, Texas and Minnesota. In the event the MSA does not receive final judicial approval in any state or territory, Liggett's prior settlement with that state or territory, if any, will be revived.

         The states of Florida, Mississippi, Texas and Minnesota, prior to the effective date of the MSA, negotiated and executed settlement agreements with each of the other major tobacco companies separate from those settlements reached previously with Liggett. Because these states' settlement agreements with Liggett provided for "most favored nations" protection for both Liggett and BGL, the payments due these states by Liggett (other than Minnesota and Mississippi) have been eliminated. With respect to all non-economic obligations under the previous settlements, both Liggett and BGL are entitled to the most favorable provisions as between the MSA and each state's respective settlement with the other major tobacco companies. Therefore, Liggett's non-economic obligations to all states and territories are now defined by the MSA.

         In March 1997, Liggett, BGL and a nationwide class of individuals that allege smoking-related claims filed a mandatory class settlement agreement in an action entitled FLETCHER, ET AL. v. BROOKE GROUP LTD., ET AL., Circuit Court of Mobile County, Alabama, where the court granted preliminary approval and preliminary certification of the class, and in May 1997, a similar mandatory class settlement agreement was filed in an action entitled WALKER, ET AL. v. LIGGETT GROUP INC., ET AL., United States District Court, Southern District of West Virginia. On July 2, 1998, Liggett, BGL and plaintiffs filed an amended class action settlement agreement in FLETCHER which agreement was preliminarily approved by the court on December 8, 1998. A hearing on final approval of the settlement is scheduled for April 27, 1999. Effectiveness of the mandatory settlement is conditioned on final court approval of the settlement. There can be no assurance as to whether, or when, such court approval will be obtained. Pursuant to the amended agreement, Liggett is required to pay to the class 7.5% of Liggett's pre-tax income each year for 25 years, with a minimum annual payment guarantee of $1,000 over the term of the agreement. The amended agreement does not set forth a formula with respect to the distribution of settlement proceeds to the class. If the court issues a final order and judgment approving the settlement, such an order, Liggett anticipates, would preclude further prosecution by class members of tobacco-related claims against both Liggett and BGL. Under the Full Faith and Credit Act, a final judgment entered in a nationwide class action pending in a state court has a preclusive effect against any class member with respect to the claims settled and released. As the class definition in FLETCHER encompasses all persons in the United States who could claim injury as a result of cigarette smoking or ETS and any third-party payor claimants, it is anticipated that, upon final order and judgment, all such persons and third-party payor claimants would be barred from further prosecution of tobacco-related claims against Liggett and BGL.

         The WALKER court also granted preliminary approval and preliminary certification of the nationwide class; however, in August 1997, the court vacated its preliminary certification of the settlement class, which decision is currently on appeal. The WALKER court relied on the Supreme Court's decision in AMCHEM PRODUCTS INC. v. WINDSOR in reaching its decision to vacate preliminary certification of the class. In AMCHEM, the Supreme Court affirmed a decision of the Third Circuit vacating the certification of a settlement class that involved asbestos-exposure claims. The Supreme Court held that the proposed settlement class did not meet the requirements of Rule 23 of the Federal Rules of Civil Procedure for predominance of common issues and adequacy of representation. The Third Circuit had held that, although classes could be certified for settlement purposes, Rule 23's requirements had to be satisfied as if the case were going to be litigated. The Supreme Court agreed that the fairness and adequacy of the settlement are not pertinent to the predominance inquiry under Rule 23(b)(3), and thus, the proposed class must have sufficient unity so that absent class members can fairly be bound by decisions of class representatives.

         After the AMCHEM opinion was issued by the Supreme Court in June 1997, objectors to Liggett's settlement in WALKER moved for decertification. Although Liggett's settlement in the WALKER action is a "limited fund" class action settlement proceeding under Rule 23(b)(1) and AMCHEM was a Rule 23 (b)(3) case, the court in the WALKER action, nonetheless, decertified the WALKER class. Applying AMCHEM to the WALKER case, the District Court, in a decision issued in August 1997, determined that while plaintiffs in WALKER have a common interest in "maximizing the limited fund available from the defendants," there remained "substantial conflicts among class members relating to distribution of the fund and other key concerns" that made class certification inappropriate.

         The AMCHEM decision's ultimate affect on the viability of both the WALKER and FLETCHER settlements remains uncertain given the Fifth Circuit's recent ruling reaffirming a limited fund class action settlement in IN RE ASBESTOS LITIGATION ("AHEARN"). In June 1997, the Supreme Court remanded AHEARN to the Fifth Circuit for consideration in light of AMCHEM. On remand, the Fifth Circuit made two decisive distinctions between AMCHEM and AHEARN. First, the AHEARN class action proceeded under Rule 23(b)(1) while AMCHEM was a Rule 23(b)(3) case, and second, in AHEARN, there was no allocation or difference in award, according to nature or severity of injury, as there was in AMCHEM. The Fifth Circuit concluded that all members of the class and all class representatives share common interests and none of the uncommon questions abounding in AMCHEM exist. On June 22, 1998, the Supreme Court granted certiorari to review the Fifth Circuit decision.

         Liggett accrued approximately $4,000 for the present value of the fixed payments under the March 1996 Attorneys General settlements and $16,902 for the present value of the fixed payments under the March 1998 Attorneys General settlements. As a result of Liggett's treatment under the MSA, $14,928 of net charges accrued for the prior settlements were reversed in 1998.

         Copies of the various settlement agreements are filed as exhibits to BGL's Form 10-K and the discussion herein is qualified in its entirety by reference thereto.

         TRIALS. In July 1998, trial commenced in the ENGLE, ET AL. v. PHILIP MORRIS INCORPORATED, ET al., case, a class action pending in Miami Dade County, Florida, brought on behalf of all Florida residents allegedly injured by smoking. Plaintiffs seek compensatory and punitive damages ranging into the billions of dollars, as well as equitable relief including, but not limited to, a medical fund for future health care costs, attorneys' fees and court costs. The class consists of all Florida residents and citizens, and their survivors, who claim to have suffered, presently suffer or have died from diseases and medical conditions caused by their addiction to cigarettes that contain nicotine.

         The current trial plan calls for the case to be tried in three "Phases". Phase One, which is currently underway, involves evidence concerning certain "common" class issues relating to the plaintiff class' causes of action. Entitlement to punitive damages will be decided at the end of Phase One, but no amount will be set at that time.

         If plaintiffs prevail in Phase One, the first two stages of Phase Two will involve individual determinations of specific causation and other individual issues regarding entitlement to compensatory damages for the class representatives. Stage three of Phase Two will involve an assessment of the amount of punitive damages, if any, that individual class representatives will be awarded. Stage four of Phase Two will involve the setting of a percentage or ratio of punitive damages for absent class members, assuming entitlement was found at the end of Phase One.

         Phase Three of the trial will be held before separate juries to address absent class members' claims, including issues of specific causation and other individual issues regarding entitlement to compensatory damages.

         Additional cases are currently scheduled for trial during 1999, including two Third-Party Payor Actions brought by unions in Washington (September) and New York (September), and three Class Actions in Alabama (August), Wisconsin (September) and New York (November). Also, six Individual Actions are currently scheduled for trial during 1999. Trial dates, however, are subject to change.

         OTHER RELATED MATTERS. A grand jury investigation is being conducted by the office of the United States Attorney for the Eastern District of New York (the "Eastern District Investigation") regarding possible violations of criminal law relating to the activities of The Council for Tobacco Research - USA, Inc. (the "CTR"). Liggett was a sponsor of the CTR at one time. In May 1996, Liggett received a subpoena from a Federal grand jury sitting in the Eastern District of New York, to which Liggett has responded.

         In March 1996, and in each of March, July, October and December 1997, Liggett and/or BGL received subpoenas from a Federal grand jury in connection with an investigation by the United States Department of Justice (the "DOJ Investigation") involving the industry's knowledge of: the health consequences of smoking cigarettes; the targeting of children by the industry; and the addictive nature of nicotine and the manipulation of nicotine by the industry. Liggett has responded to the March 1996, March 1997 and July 1997 subpoenas and is in the process of responding to the October and December 1997 subpoenas The Company understands that the Eastern District Investigation and the DOJ Investigation essentially have been consolidated into one investigation conducted by the Department of Justice (the "DOJ"). Liggett and BGL are unable, at this time, to predict the outcome of this investigation.

         In April 1998, BGL announced that Liggett had reached an agreement with the DOJ to cooperate in both the Eastern District Investigation and the DOJ Investigation. The agreement does not constitute an admission of any wrongful behavior by Liggett. The DOJ has not provided immunity to Liggett and has full discretion to act or refrain from acting with respect to Liggett in the investigation.

         In September 1998, Liggett received a subpoena from a federal grand jury in the Eastern District of Philadelphia investigating possible antitrust violations in connection with the purchase of tobacco by and for tobacco companies. Liggett has responded to this subpoena. Liggett and BGL are unable, at this time, to predict the outcome of this investigation.

         Litigation is subject to many uncertainties, and it is possible that some of the aforementioned actions could be decided unfavorably against Liggett or BGL. An unfavorable outcome of a pending smoking and health case could encourage the commencement of additional similar litigation. Liggett is unable to make a meaningful estimate with respect to the amount of loss that could result from an unfavorable outcome of many of the cases pending against the Company, because the complaints filed in these cases rarely detail alleged damages. Typically, the claims set forth in an individual's complaint against the tobacco industry pray for money damages in an amount to be determined by a jury, plus punitive damages and costs. These damage claims are typically stated as being for the minimum necessary to invoke the jurisdiction of the court.

         It is possible that Liggett's consolidated financial position, results of operations or cash flow could be materially adversely affected by an unfavorable outcome in any such tobacco-related litigation.

         Liggett has been involved in certain environmental proceedings, none of which, either individually or in the aggregate, rises to the level of materiality. Liggett's management believes that current operations are conducted in material compliance with all environmental laws and regulations. Management is unaware of any material environmental conditions affecting its existing facilities. Compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had a material effect on the capital expenditures, earnings or competitive position of Liggett.

         There are several other proceedings, lawsuits and claims pending against Liggett unrelated to smoking or tobacco product liability. Management is of the opinion that the liabilities, if any, ultimately resulting from such other proceedings, lawsuits and claims should not materially affect Liggett's financial position, results of operations or cash flows.

         SUBSEQUENT EVENTS. On January 4, 1999, a federal judge in Seattle dismissed a Third-Party Payor Action brought by seven Blue Cross/Blue Shields against the tobacco industry. The court ruled that the insurance providers did not have standing to bring the lawsuit. However, on February 26, 1999, a federal judge in the Eastern District of New York denied pleas by the industry to dismiss the Third-Party Payor Action brought by 24 Blue Cross/Blue Shields.

         On February 10, 1999, a state court jury in San Francisco awarded $51,500 in damages to a woman who claimed lung cancer from smoking Marlboro cigarettes made by PM. The award includes $1,500 in compensatory damages and $50,000 in punitive damages.

         On February 17, 1999, Liggett settled the IRON WORKERS LOCAL UNION NO. 17 INSURANCE FUND, ET AL. v. PHILIP MORRIS INC., ET AL. matter. This Third-Party Payor Action was brought on behalf of all health and welfare union funds in Ohio in order to recover monies allegedly expended to treat members' smoking-related illnesses. Liggett has no payment obligations under the settlement unless Liggett reaches a monetary settlement with any other health and welfare fund. On March 18, 1999, a defense verdict was rendered in this action.

         On January 19, 1999, at the State of the Union Address, President Clinton announced that the DOJ was preparing a litigation plan to take the tobacco industry to court to recover monies that Medicare and other programs allegedly expended to treat smoking-related illnesses. The effects of this lawsuit cannot be predicted at this time; however, an adverse verdict could have a material adverse effect on the Company and Liggett.

          On March 24, 1999, the Florida appeals court upheld the 1997 BROIN settlement involving the other major tabacco companies.

          On March 30, 1999, a state court jury in Portland awarded $80,311 in damages to the family of a deceased smoker who smoked Marlboro made by PM. The award includes $79,500 in punitive damages.

LEGISLATION AND REGULATION:

         In January 1993, the United States Environmental Protection Agency ("EPA") released a report on the respiratory effect of ETS which concludes that ETS is a known human lung carcinogen in adults and in children, causes increased respiratory tract disease and middle ear disorders and increases the severity and frequency of asthma. In June 1993, the two largest of the major domestic cigarette manufacturers, together with other segments of the tobacco and distribution industries, commenced a lawsuit against the EPA seeking a determination that the EPA did not have the statutory authority to regulate ETS, and that given the current body of scientific evidence and the EPA's failure to follow its own guidelines in making the determination, the EPA's classification of ETS was arbitrary and capricious. Whatever the outcome of this litigation, issuance of the report may encourage efforts to limit smoking in public areas. In July 1998, the court ruled that the EPA made procedural and scientific mistakes when it declared in its 1993 report that secondhand smoke caused as many as 3,000 cancer deaths a year among nonsmokers.

         In February 1996, the United States Trade representative issued an "advance notice of rule making" concerning how tobaccos imported under a previously established tobacco rate quota ("TRQ") should be allocated. Currently, tobacco imported under the TRQ is allocated on a "first-come, first-served" basis, meaning that entry is allowed on an open basis to those first requesting entry in the quota year. Others in the cigarette industry have suggested an "end-user licensing" system under which the right to import tobacco under the quota would be initially assigned based on domestic market share. Such an approach, if adopted, could have a material adverse effect on Liggett and BGL.

         In August 1996, the FDA filed in the Federal Register a Final Rule (the "FDA Rule") classifying tobacco as a drug, asserting jurisdiction by the FDA over the manufacture and marketing of tobacco products and imposing restrictions on the sale, advertising and promotion of tobacco products. Litigation was commenced in the United States District Court for the Middle District of North Carolina challenging the legal authority of the FDA to assert such jurisdiction, as well as challenging the constitutionality of the rules. The court, after argument, granted plaintiffs' motion for summary judgment prohibiting the FDA from regulating or restricting the promotion and advertising of tobacco products and denied plaintiffs' motion for summary judgment on the issue of whether the FDA has the authority to regulate access to, and labeling of, tobacco products. The Fourth Circuit Court reversed the district court on appeal and on August 14, 1998 held that the FDA cannot regulate tobacco products because Congress had not given them the authority to do so. Liggett and BGL support the FDA Rule and have begun to phase in compliance with certain of the proposed interim FDA regulations. See discussions of the CASTANO and Governmental Actions settlements above.

         In August 1996, the Commonwealth of Massachusetts enacted legislation requiring tobacco companies to publish information regarding the ingredients in cigarettes and other tobacco products sold in that state. In December 1997, the United States District Court for the District of Massachusetts enjoined this legislation from going into effect; however, in December 1997, Liggett began complying with this legislation by providing ingredient information to the Massachusetts Department of Public Health. Several other states have enacted, or are considering, legislation similar to that enacted in Massachusetts.

         As part of the 1997 budget agreement approved by Congress, federal excise taxes on a pack of cigarettes, which are currently 24 cents, would rise 10 cents in the year 2000 and 5 cents more in the year 2002. Additionally, in November 1998, the citizens of California voted in favor of a 50 cents per pack tax on cigarettes sold in that state.

               In addition to the foregoing, there have been a number of other restrictive regulatory actions, adverse political decisions and other unfavorable developments concerning cigarette smoking and the tobacco industry, the effects of which, at this time, Liggett is not able to evaluate.

YEAR 2000 COSTS:

         Liggett utilizes management information systems and software technology that may be affected by Year 2000 issues throughout its operations. The Company has evaluated the costs to implement century date change compliant systems conversions and is in the process of executing a planned conversion of its systems prior to the Year 2000. To date, the focus of Year 2000 compliance and verification efforts has been directed at the implementation of new customer service, inventory control and financial reporting systems at each of the three regional Strategic Business Units, part of the Company's reorganization which began in January 1997. Liggett estimates that approximately $138 of the expenditures related to this reengineering effort related to Year 2000 compliance, validation and testing. In January of 1998, Liggett initiated a major conversion of factory accounting, materials management and information systems at its Durham production facility with upgrades that have been successfully tested for Year 2000 compliance. This conversion was completed in November 1998. Program upgrades to Liggett's human resources and payroll systems, budgeted at $160, are scheduled for completion in July of 1999. Enhancements to the Company's finished goods inventory system are expected to be completed in September 1999. It is anticipated that all factory, corporate, field sales and physical distribution systems will be completed in sufficient time to support Year 2000 compliance and verification.

         Although such costs may be a factor in describing changes in operating profit in any given reporting period, the Company currently does not believe that the anticipated costs of Year 2000 systems conversions will have a material impact on its future consolidated results of operations. Based on the progress Liggett has made in addressing Year 2000 issues and its strategy and timetable to complete its compliance program, the Company does not foresee significant risks associated with its Year 2000 initiatives at this time. Although the Company is in the process of confirming that service providers are adequately addressing Year 2000 issues, there can be no complete assurance of success, or that interaction with other service providers will not impair the Company's service.

14.      RELATED PARTY TRANSACTIONS

         During the third quarter of 1998, BGL contributed 470,000 shares of its common stock to Liggett. On August 28, 1998, Liggett transferred the 470,000 shares of BGL common stock to members of a law firm which represents the Company and BGL. The Company recognized charges of $1,686 related to this transaction.

         On March 12, 1998, BGL granted an option for 1,250,000 shares of BGL's common stock to a law firm that represents Liggett and BGL. On October 12, 1998, BGL amended the option agreement by reducing the original exercise price from $17.50 per share to $6.00 per share and extending the initial exercise date on all 1,250,000 shares to April 1, 2000, subject to earlier exercise under certain circumstances. The option expires on March 31, 2003. The fair value of the equity instrument was estimated based on the Black-Scholes option pricing model and the following assumptions: volatility 77.6%, risk-free interest rate of 5.47%, expected life of two years and a dividend rate of 0%. Liggett will recognize expenses of $5,113 over the vesting period.

         On April 28, 1997, BOL purchased excess production equipment from Liggett for $3,000. The difference of $2,578 between the sale price and the carrying value is accounted for as a credit to contributed capital.

         On July 5, 1996, Liggett purchased 140,000 shares (19.97%) of Liggett-Ducat's tobacco operations from BOL, for $2,100. Liggett also acquired on that date for $3,400 a ten-year option to purchase from BOL at the same per share price up to 292,407 additional shares of Liggett-Ducat, thereby entitling Liggett to increase its interest in Liggett-Ducat to approximately 62%. On March 13, 1997, Liggett acquired a second ten-year option to purchase BOL's remaining shares in Liggett-Ducat (an additional 33%) for $2,200 of which $2,049 was paid in cash, with the balance settled through intercompany accounts. Liggett's equity in the net income of Liggett-Ducat amounted to $498 for the year ended December 31, 1997 and its equity in the loss of Liggett-Ducat amounted to $1,116 for the year ended December 31, 1996. On December 31, 1997, the carrying value of Liggett-Ducat amounted to $1,208. The excess of the cost of the option over the carrying amount of net assets to be acquired under the option was charged to stockholder's deficit. On January 30, 1998, in connection with the restructuring of the Liggett Notes, BOL acquired the Liggett-Ducat shares and options held by Liggett. (Refer to Note 11.)

         During 1996, Liggett provided certain administrative and technical support to Liggett-Ducat in exchange for which Liggett-Ducat provided assistance to Liggett in its pursuit of selling cigarettes in the Russian Republic. The expenses associated with Liggett's activities amounted to $76 for the year ended December 31, 1996.

         Liggett is a party to an agreement dated February 26, 1991, as amended October 1, 1995, with BGL to provide various management and administrative services to the Company in consideration for an annual management fee of $900 paid in monthly installments and annual overhead reimbursements of $864 paid in quarterly installments.

         In addition, Liggett has entered into an annually renewable Corporate Services Agreement with BGLS wherein BGLS agreed to provide corporate services to the Company at an annual fee paid in monthly installments. Corporate services provided by BGLS under this agreement include the provision of administrative services related to Liggett's participation in its parent company's multi-employer benefit plan, external publication of financial results, preparation of consolidated financial statements and tax returns and such other administrative and managerial services as may be reasonably requested by Liggett. The charges for services rendered under the agreement amounted to $3,484 in 1998, $3,318 in 1997 and $3,160 in 1996.

         Since before January, 1996, the Company has leased equipment from BGLS for $50 per month.

         Liggett is party to a Tax-Sharing Agreement dated June 29, 1990 with BGL and certain other entities pursuant to which Liggett has paid taxes to BGL as if it were filing a separate company tax return, except that the agreement effectively limits the ability of Liggett to carry back losses for refunds. Liggett is entitled to recoup overpayments in a given year out of future payments due under the agreement.

15.      RESTRUCTURING CHARGES

         During 1997, the Company reduced its headcount by 108 full-time positions and recorded a $1,964 restructuring charge to operations ($407 of which was included in cost of sales) for severance programs, primarily salary continuation and related benefits for terminated employees. The Company expects to continue its cost reduction programs. Of the total restructuring recorded during 1997, $1,671 was funded during 1997, and $293 during 1998.

         During 1996, the Company reduced its headcount by 38 positions and recorded a $3,428 restructuring charge to operations ($132 of which was included in cost of sales) for severance programs, primarily salary continuation and related benefits for terminated employees. Of the total restructuring recorded during 1996, $1,416 was funded during 1996, with $2,012 funded in subsequent years.